Exhibit 21.1

Subsidiaries of the Registrants

Subsidiaries of DriveTime Automotive Group, Inc.	Jurisdiction
DriveTime Sales and Finance Company, LLC	Arizona
DriveTime Car Sales Company, LLC	Arizona
Approval Services Company, LLC	Arizona
Drake Insurance Services Company, LLC	Arizona
Drake Insurance Agency Company, LLC	Arizona
Drake Property & Casualty Insurance, Co.	Turks & Caicos Islands, British West Indies
DriveTime Foundation, Inc.	Arizona

Subsidiaries of DT Acceptance Corporation	Jurisdiction
DT Credit Company, LLC	Arizona
DT Jet Leasing, LLC	Arizona
7300 East Hampton LLC	Delaware
DT Warehouse, LLC	Delaware
DT Warehouse II, LLC	Delaware
DT Warehouse III, LLC	Delaware
DT Warehouse IV, LLC	Delaware
DT Receivables Corp. 6A	Delaware
DT Receivables Company 6B, LLC	Delaware
DT Receivables Company 7A, LLC	Delaware
DT Receivables Company 8A, LLC	Delaware
DT Receivables Company 9-1, LLC	Delaware
DT Receivables Company 9B, LLC	Delaware
DT Receivables Company 10-1, LLC	Delaware